CYTOGEN ANNOUNCES SUCCESSION PLAN
        AS PART OF LONG TERM CORPORATE STRATEGY

PRINCETON, NJ, November 13, 1997 -- CYTOGEN Corporation (NASDAQ:CYTO)today announced, consistent with its long term corporate strategy,plans for management succession. Chairman, President and Chief Executive Officer Thomas J. McKearn, M.D., Ph. D., has advised the Board of Directors that he desires to step down from those positions and return to a scientific role in the Company, a position similar to that which he held for many years prior to assuming the responsibility for CYTOGEN's overall leadership. The Company plans to recruit new chief executive leadership.

Dr. McKearn will remain in his current role pending completion of the Board's search for a new Chief Executive Officer. The Company also indicated that no time frame could be given for the change, which would depend on identification of the right candidate. The Board has accepted Dr. McKearn's request and believes there is considerable merit in a newly defined scientific role, but indicated that any final decision could only be determined at the time a new Chief Executive Officer is appointed.

"In recent years, CYTOGEN has matured from being principally a research and development company to a commercial concern with three marketed products and other products in late stages of clinical development," said Dr. McKearn. "Thus, the time and circumstances are appropriate to recruit a chief executive with more substantial industry experience on business and financial matters who can guide CYTOGEN through its next phase of growth."


"The clinical and regulatory functions will continue to occupy critical and increasingly important roles in bringing new products to the market," said Dr. McKearn. "In addition, the need exists to bring even more focus and resources to CYTOGEN's Genetic Diversity Library technology, whose broad commercial potential has given birth to several of the Company's strategic business units and offers still more opportunities for the future. I believe that my most significant contribution to CYTOGEN can be made by concentrating my efforts on these technical and scientific activities. I look forward to being able to define with a new Chief Executive Officer how I can best serve the needs of the Company."

Dr. McKearn originally joined CYTOGEN in 1981 at the Company's founding, and became its Chief Executive Officer in 1995 and Chairman in 1996.

CYTOGEN is a biopharmaceutical company engaged in the development, manufacture and commercialization of products for targeted delivery of diagnostic and therapeutic substances directly to disease sites. CYTOGEN has demonstrated its ability to develop new technology from early discovery through clinical development, regulatory approval and commercial-scale biologic manufacturing.

Information in this press release which is not historical is forward looking, and subject to risks and uncertainties. Actual results or events may differ materially for various reasons, including lack of commercial acceptance of the Company's products, the uncertainties inherent in locating a qualified successor or in determining the future management structure of the Company, and other risks described in the Company's filings with the Securities and Exchange Commission.

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